Contact

www.linkedin.com/in/andre-sequin-5650482 (LinkedIn)

Top Skills

Financial Modeling
Equity Research
Finance

Languages

Swiss German
German

Certifications

Certified Management Accountant (CMA)

Publications

Bloomberg appearance on Facebook initiation
CNBC Interview on online travel stocks

Andre Sequin

Chief Financial Officer at Audicus and Director
San Francisco, California, United States

Summary

An entrepreneurial mindset with a banker's work ethic, I have the big picture in mind but care about the details. With experience as the founder, as the investor, and as the grunt who keeps the place running, I have taken companies from zero to one, grown startups through the “messy middle”, and led teams within multinational organizations. Through roles from Wall Street to tech to the packaged food industry, I tend to end up wearing a lot of hats at every job I hold. Although my job function focus has primarily been in finance, my roles have included strategy, operations, marketing, sales, compliance, HR, M&A, legal, and more. Able to perambulate and masticate synthesized rubber concurrently.

Experience

Audicus
Chief Financial Officer and Director
January 2024 - Present (1 year 3 months)

Elysian
Board Member
June 2024 - Present (10 months)

Decisive Leap
Advisor: CFO org / Operations
September 2023 - Present (1 year 7 months)

Decisive Leap is a private investment platform which partners with exceptional Facility Management businesses.

Bulldog Innovation Group, LLC
6 years 8 months

Investment Committee
February 2022 - Present (3 years 2 months)

LP Advisory Committee

August 2018 - July 2022 (4 years)

Dahu
Managing Partner
October 2017 - Present (7 years 6 months)

Corestrength, LLC
Managing Partner
October 2015 - Present (9 years 6 months)

Third Wave Automation
Vice President of Finance
March 2021 - September 2023 (2 years 7 months)

In classic startup fashion, my role spans a variety of areas, and I cover
Finance, Accounting, HR, Recruiting, Facilities, and Legal.

- Member of the exec team with a voice in all strategic, financial, and cultural
decisions.
- Own the model and projections, as well as cash management and budget.
- Supported our Series B efforts and separately closed a $12m debt package.
Establish financing for product components to enable sales growth.
- Sign off on customer deals and pricing plans, assuring appropriate margins
for the company.
- Own chart of accounts and monthly close.
- Run outsourced accounting team for all AP, AR, and tax needs.
- Responsible for compliance with GAAP rules, especially revenue recognition
and Section 842 considerations.
- De facto HR representative; top to bottom update of benefits offerings, and
design of performance review program. Started and host a monthly all-hands
update.
- Manage payroll, benefits, and equity. Approve all raises, promotions, and
new hires.
- Head recruiting team. Redesigned recruiting process and grew team from 30
to 67 in first 15 months.
- Ran search, negotiation, and buildout of new HQ location. Found and signed
satellite office. Disposed of unneeded building.
- Review all legal documents - contracts, leases, etc. - for concerns of liability,
accuracy, as well as points of negotiation. Finalize template versions for NDA
and employment agreements.
- Present results on the above to Board of Directors and employees.

Odd Foods, Inc
7 years 1 month

Chief Financial Officer / Co-Founder
May 2017 - February 2021 (3 years 10 months)
Richmond, CA

Chief Financial Officer of a producer and distributor of gluten free foods.
Oversight includes Sales, Marketing, Finance/Accounting, Distribution, Legal/
Compliance, and HR.
• Oversee all matters pertaining to finance, accounting, sales, marketing, and
investor relations.
• Organized and closed first round of funding, including development of
investor packet and projections.
• Grew sales from $20k to $300k in three years, including a 7x improvement of
online sales in 2020.
• Negotiated and completed acquisition of cookie product line.
• Drove move to build out in-house production facility.
• Established co-packaging line of business, landing clients and developing
contracts.
• Wrote company bylaws and stock plan.
• Performed HACCP analysis and wrote GMPs.
• Developed and ran marketing program across print, online, and social media.
• Designed and operated trade show booth.
• Managed and handled all customer service.
• Redesigned site and case packaging.

Consulting Partner
February 2014 - May 2017 (3 years 4 months)
Oakland, California, United States

Early start-up phase of Odd Foods, prior to my full involvement.

Zillow Group
Corporate FP&A
March 2014 - June 2015 (1 year 4 months)
San Francisco Bay Area

• Consolidated business unit forecasts and results into comprehensive
performance overview for senior management, in weekly, monthly, and
quarterly cycles.
• Managed 2015 full company budget process, with appearances as the
"Budget Bunny".

• Analyzed competitors' results and offered "analyst's view" to senior management on quarterly earnings releases.

• Compiled performance metrics and established comparable measures as member of deal team during Zillow merger negotiations.

• Conducted consolidation of Market Leader acquisition into financial systems.

• Integrated Trulia historical and projected financials into Zillow system following merger, by account and department.

• Primary liaison for work with external consultants on two-month strategic review project.

• Two-time winner of "Rockstar" award (Finance/Accounting employee of the month).

• Halloween costume contest winner.

RBC
5 years

Vice President / Equity Research Senior Analyst
2012 - February 2014 (2 years)
New York / San Francisco

Equity Research Analyst covering the internet industry. Coverage has included: GOOG, AMZN, EBAY, FB, PCLN, EXPE, ACTV, ANGI, AOL, DMD, GRPN, IACI, ICLK, LQDT, LNKD, MCHX, MELI, NFLX, NILE, OPEN, P, RATE, SFLY, SSTK, TRIP, TRLA, TTGT, TWTR, VCLK, VELT, WWWW, YELP, YHOO, Z

• Lead Analyst of Internet sector, with coverage of 30+ public internet companies, including search, e-commerce, and social media.

• Managed a team of 2-4 Associates to write reports, build and maintain financial models, initiate coverage, and cultivate relationships with investor clients and industry management teams.

• Assisted 15 companies to successful IPOs through initiation of coverage reports and client marketing.

• Interviewed senior management of coverage companies at annual RBC TIMT conference with 2000+ attendees and 100+ presenting companies.

• Discussed my findings and opinions in regular newspaper interviews, conferences, and television appearances (CNBC and Bloomberg, as shown below and in Publications section).

• Maintained a broad view of the sector in order to identify trends and offer opinion on investment quality of potential IPO candidates to investment banking arm.

Equity Research, Internet
2009 - 2012 (3 years)

Equity research associate covering the Internet space.

PricewaterhouseCoopers
3 years

Internal Corporate Strategy
2008 - 2009 (1 year)

• Participated in day-to-day discussions with senior management on strategic planning and presented ideas for consideration.
• Analyzed potential purchase of Chinese branch and presented findings to Chairman's group.

Manager, Fraud Risks and Controls
2006 - 2008 (2 years)

• Interviewed 30+ division leaders of $200 billion client company in development of a global anti-fraud framework.
• Discovered discrepancies during review of a hedge fund client's independent investigation into fraudulent accounting practice, resulting in a change in methodology and additional procedures.
• Performed fraud risk assessments for financial services firms, identifying areas of weakness for Sarbanes-Oxley controls and noting possible preventative measures.
• Oversaw team of 15 staff members during 9 month engagement, tasking projects and reviewing work.
• Developed and taught fraud prevention course with senior partner to groups of up to 300 client employees.
• Participated in rotation with audit practice, driving completion of audit on four subsidiary profit centers.

Edmund Optics
Transfer Pricing Intern
May 2005 - August 2005 (4 months)

Developed the company's transfer pricing analysis for intracompany transactions between the US, Japan, and Singapore.

Sequin Accounting Services
Owner / Consultant
November 2002 - August 2004 (1 year 10 months)

Consulting in accounting software for SMBs; performed original installations as well as upgrades to more advanced software packages, instructing employees in use of software and accounting procedures.

Lightwave Microsystems
Finance and Accounting
August 2000 - October 2002 (2 years 3 months)

Joined company through acquisition of Network By Design. Acted as lead in Finance department.
• Maintained General Ledger, monthly close, and production of financials for presentation to Board.
• Completed various special projects for senior management in early-stage company environment, including areas of performance analysis, budget reviews, report design, and procedure design.
• Prepared company financial and accounting systems for IPO.
• Oversaw conversion to new accounting software (E by Epicor), supervised software implementation and coordinated change management process.

Network By Design
Vice President, Finance / Co-Founder
November 1998 - August 2000 (1 year 10 months)

Company acted as outsourced IT department for SMBs in the SF Bay Area. As the "numbers guy" amongst engineers, built and oversaw the accounting and finance side of the company.

_____

Education

Yale School of Management
MBA, Strategy, Finance · (2004 - 2006)

Cornell University
BA, Economics